SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Glaukos Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377322102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377322102	13 G

1.	Names of Reporting Persons Versant Venture Capital I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 65,714 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 65,714(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,714(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.2% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Versant Venture Capital I, L.P. (“VVC- I”), Versant Side Fund I, L.P. (“VSF-I), Versant Affiliates Fund I-A, L.P. (“VAF-I-A”), Versant Affiliates Fund I-B, L.P. (“VAF-I-B”) and Versant Ventures I, LLC (“VVI-LLC”) (collectively, the “Versant Entities”).  The Versant Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)   This percentage is calculated based upon 33,549,174 shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 377322102	13 G

1.	Names of Reporting Persons Versant Side Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,286 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,286 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Versant Venture Capital I, L.P. (“VVC- I”), Versant Side Fund I, L.P. (“VSF-I), Versant Affiliates Fund I-A, L.P. (“VAF-I-A”), Versant Affiliates Fund I-B, L.P. (“VAF-I-B”) and Versant Ventures I, LLC (“VVI-LLC”) (collectively, the “Versant Entities”).  The Versant Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)   This percentage is calculated based upon 33,549,174shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 377322102	13 G

1.	Names of Reporting Persons Versant Affiliates Fund I-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,428 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,428 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Versant Venture Capital I, L.P. (“VVC- I”), Versant Side Fund I, L.P. (“VSF-I), Versant Affiliates Fund I-A, L.P. (“VAF-I-A”), Versant Affiliates Fund I-B, L.P. (“VAF-I-B”) and Versant Ventures I, LLC (“VVI-LLC”) (collectively, the “Versant Entities”).  The Versant Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)   This percentage is calculated based upon 33,549,174 shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 377322102	13 G

1.	Names of Reporting Persons Versant Affiliates Fund I-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,000 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,000 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Versant Venture Capital I, L.P. (“VVC- I”), Versant Side Fund I, L.P. (“VSF-I), Versant Affiliates Fund I-A, L.P. (“VAF-I-A”), Versant Affiliates Fund I-B, L.P. (“VAF-I-B”), Versant Ventures I, LLC (“VVI-LLC”) (collectively, the “Versant Entities”).  The Versant Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)   This percentage is calculated based upon 33,549,174shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 377322102	13 G

1.	Names of Reporting Persons Versant Ventures I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 71,428 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 71,428 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,428 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13G is filed by Versant Venture Capital I, L.P. (“VVC- I”), Versant Side Fund I, L.P. (“VSF-I), Versant Affiliates Fund I-A, L.P. (“VAF-I-A”), Versant Affiliates Fund I-B, L.P. (“VAF-I-B”) and Versant Ventures I, LLC (“VVI-LLC”) (collectively, the “Versant Entities”).  The Versant Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes: (i) 65,714 shares held by VVC-I; (ii) 1,286 shares held by VSF-I; (iii) 1,428 shares held by VAF-I-A; and (iv) 3,000 shares held by VAF-I-B.  VVI-LLC serves as the general partner of VVC-I, VSF-I, VAF-I-A, and VAF-I-B and owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)   This percentage is calculated based upon 33,549,174 shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

Item 1(a).	Name of Issuer: GLAUKOS CORPORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices 26051 Merit Circle, Suite 103, Laguna Hills, California 92653

Item 2(a).

Name of Person Filing:
Versant Venture Capital I, L.P. (“VVC-I”)

Versant Side Fund I, L.P. (“VSF-I”)

Versant Affiliates Fund I-A, L.P. (“VAF-I-A”)

Versant Affiliates Fund I-B, L.P. (“VAF-I-B”)

Versant Ventures I, LLC (“VVI-LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: Versant Venture Management, LLC One Sansome Street, Suite 3630 San Francisco, CA 94104
Item 2(c).	Citizenship:

Entities:	VVC-I	-	Delaware
	VSF-I	-	Delaware
	VAF-I-A	-	Delaware
	VAF-I-B	-	Delaware
	VVI-LLC	-	Delaware

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 377322102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Versant Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VVC-I	65,714	65,714	0	65,714	0	65,714	0.2%
VSF-I	1,286	1,286	0	1,286	0	1,286	0.1%
VAF-I-A	1,428	1,428	0	1,428	0	1,428	0.1%
VAF-I-B	3,000	3,000	0	3,000	0	3,000	0.1%
VVI-LLC	0	0	71,428	0	71,428	71,428	0.5%

(1)   VVI-LLC serves as the general partner of VVC-I, VSF-I, VAF-I-A, and VAF-I-B and owns no securities of the Issuer directly.

(2)   This percentage is calculated based upon 33,549,174shares of the Issuer’s common stock outstanding as of November 10, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
See Items 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of a Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Versant Affiliates Fund I-A, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Affiliates Fund I-B, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Side Fund I, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital I, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures I, LLC

By:	/s/ Robin L. Praeger
Authorized Representative

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) related to the Common Stock of Glaukos Corporation is filed on behalf of each of us.

Dated: February 14, 2017

Versant Affiliates Fund I-A, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Affiliates Fund I-B, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Side Fund I, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital I, L.P.

By:	Versant Ventures I, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures I, LLC

By:	/s/ Robin L. Praeger
Authorized Representative